FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated April 27, 2020

Commission File Number 1-15148

BRF S.A.
(Exact Name as Specified in its Charter)

N/A
    (Translation of Registrant’s Name)

8501, Av. das Nações Unidas, 1st Floor
Pinheiros - 05425-070-São Paulo – SP, Brazil
    (Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

*             *             *

This material includes certain forward-looking statements that are based principally on current expectations and on projections of future events and financial trends that currently affect or might affect the Company’s business, and are not guarantees of future performance.  These forward-looking statements are based on management’s expectations, which involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the Company’s control and any of which could cause actual financial condition and results of operations to differ materially fom those set out in the Company’s forward-looking statements.  You are cautioned not to put undue reliance on such forward-looking statements.  The Company undertakes no obligation, and expressly disclaims any obligation, to update or revise any forward-looking statements.  The risks and uncertainties relating to the forward-looking statements in this Report on Form 6-K, including Exhibit 1 hereto, include those described under the captions “Forward-Looking Statements” and “Item 3. Key Information — D. Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2020

BRF S.A.

	By:	/s/ Carlos Alberto Bezerra de Moura
		Name:	Carlos Alberto Bezerra de Moura
		Title:	Chief Financial and Investor Relations Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	STOCK OPTION GRANT PLAN

STOCK OPTION GRANT PLAN OF BRF S.A. (Approved by the Ordinary and Extraordinary General Shareholders Meeting held on April 27, 2020)

1

STOCK OPTION GRANT PLAN

The current Stock Option Plan is governed by the following provisions and the applicable legislation.

1.        Definitions

1.1.    The terms below, when used here with initials in capital letters shall have the meanings assigned to them below, unless expressly provided otherwise:

“Stock” means ordinary, nominative, book entry stocks without Company’s nominal issue amount granted to the Beneficiaries;

“Beneficiaries” means the Eligibles elected by the Board of Directors, pursuant to paragraph 4.2 (b) below, and in favor of which the Company grant one or more Stock Options under this Plan;

“BM&FBOVESPA” means the BM&FBOVESPA S.A. - Stock Exchange, Commodities and Futures;

"Committee" means the committee established to advise the Board of Directors of the Plan, pursuant to item 4.1 below;

"Company" means the BRF S.A. publicly-held company, headquartered in Jorge Tzachel Street, 475, Bairro Fazenda, CEP: 88301-600, City of Itajaí, Santa Catarina State, CNPJ / MF under No. 01838 .723 / 0001-27;

"Board of Directors" means the Company's Board of Directors;

"Stock Option Agreement" means the particular instrument of stock options granting agreement between the Company and the Beneficiary, through which the Company grants options to the Beneficiary;

"Grant Date" except as otherwise expressly provided in this Plan or in the Stock Option Agreement, means, in respect of options granted to each of the beneficiaries, the signing date of the Stock Option Agreement by which such options are granted;

"Termination" means the termination of the legal relationship administrator or employee between the Beneficiary and the Company or company controlled, for any reason, including without limitation resignation, removal, replacement or termination of office without re-election to the position of manager, application for resignation or dismissal, with or without cause, termination of contract of service, retirement, permanent disability and death. For clarity, it is established that any shutdown of the office of director or employee of the Beneficiary, or other companies under its control, followed by election and investiture or hiring such Beneficiary to another post of director, statutory or otherwise, does not characterize Termination, for purposes of this Plan;

2

“IPCA” means Price Index on Broad Consumer, published by the Brazilian Institute of Geography and Statistics;

“Options” means stock purchase options granted by the Company to the Beneficiaries, under this Plan;

"Eligible Persons" means people who can be chosen as beneficiaries under item 3.1 below;

“Plan” means the present Stock Options Grant Plan;

“Restricted Stocks Plan” means the Restricted Stocks Granting Plan, approved at the Ordinary and Extraordinary General Shareholders’ Meeting held on April 8, 2015, amended at the Ordinary and Extraordinary General Shareholders’ Meeting held on April 26, 2017, at the Extraordinary General Shareholders’ Meeting held on May 25, 2018, at the Ordinary and Extraordinary General Shareholders’ Meeting held on April 29, 2019 and at the Ordinary and Extraordinary General Shareholders’ Meeting held on April 27, 2020.

“Strike Price” means the price to be paid by the Beneficiary to the Company in payment of the Stocks to acquire through the exercise of their options, as determined in section 7.1 below; and

"Prohibition of Trading" means the prohibition on sale or offer for sale of Stocks, as set out in item 5.4.1 below.

2.        Plan Objectives

2.1.    The Plan aims to allow the Eligible Persons, subject to certain conditions, to acquire Stocks, in order to: (a) stimulating the expansion, success and the achievement of social objectives of the Company; (b) aligning the interests of shareholders of the Company to the Eligible Persons; (c) allow the Company or other companies under its control to attract and retain (s) linked the Eligible Persons and encourage the creation of value; and (d) share risks and gains equally between shareholders and Eligible Persons.

3

3.        Eligible Persons

3.1.    May be elected by the Board of Directors as Beneficiaries of stock options under the Plan, the directors, statutory or otherwise, and people occupying other positions in the Company or other companies under its control, in accordance with item 4.2 (b) below.

3.2.    Members of the Board of Directors may not be elected as beneficiaries of stock options. Nevertheless, members of the Board of Directors who are also members of the board may, acting as directors, receive grants of Company stock options.

4.        Plan Administration

4.1.    The Plan will be administered by the Board of Directors, which may, the relevant legal provisions observed, constitute a Committee specially created to advise it in the administration of the Plan.

4.2.    In compliance with the general conditions of the Plan and the guidelines established by the Company's General Shareholders Meeting, the Board of Directors shall have broad powers to take all necessary and appropriate measures for the administration of the Plan, including:

(a)         the creation and application of general rules for the granting of stock options under the Plan, and the doubts solution of interpretation of the Plan;

(b)         the election of the Beneficiaries among the Eligible Persons, and the authorization to grant stock options in their favor, establishing all the conditions of the Stock Options to be granted as well as the modification of such conditions when necessary or appropriate;

(c)          the issuance of new Stocks within the limit of the authorized capital or the authorization for the sale of treasury Stocks to satisfy the exercise of options granted under the Plan; and

(d)         approve the Stock Option Agreements to be entered into between the Company and each Beneficiary, subject to the provisions of the Plan.

4

4.3.    In exercising its authority, the board of directors will be subject only to the limits of the law and the regulations of the securities and exchange commission and the terms of the plan, it being understood that the board of directors may treat differently administrators and employees or other companies under its control that are in a similar situation and is not bound by any rule of equality or analogy to extend to all beneficiaries the conditions that it deems applicable only to one or some, in its sole discretion. The board of directors may also establish special treatment for exceptional cases for the effectiveness of each option right, provided that the rights already granted are not affected to the beneficiaries or the basic principles of the plan. Such exceptional circumstance shall not constitute a precedent for other beneficiaries.

4.4.    The deliberations of the board of directors are binding for the company in respect of all matters relating to the plan.

5.        Stock Options Grant

5.1.    Annually, or whenever it deems appropriate, the Board of Directors will approve the granting of stock options, choosing the Beneficiaries in favor of whom will be granted stock options under the Plan, setting the exercise price of the stock options and the payment conditions, establishing the terms and conditions of exercise of the Options and imposing any other conditions related to such stock options.

5.2.    Each Stock Option will entitle the beneficiary to acquire one (1) Stock, subject to the terms and conditions set forth in the Stock Option Agreement.

5.3.    The Stock Options grants under the Plan is carried out by entering into Stock Option Agreements between the Company and the Beneficiaries, which shall, without prejudice to other conditions determined by the Board of Directors: (a) the amount of the grant object stock options ; (b) the Company's performance goals and other terms and conditions for acquiring the right to exercise the stock options; (c) the deadline for exercising the stock options; and (d) the Exercise Price and payment terms.

5.4.    The Board of Directors, may make the exercise of stock option to certain conditions and restrictions on the transfer of shares acquired through the exercise of stock options, and may also reserve for the Company repurchase stock options and / or preemptive rights in case of sale by beneficiary of those Stocks.

5.4.1. Without prejudice to item 5.4 above, for a period of one (1) year of their exercise date stock option, the Beneficiaries may not sell, assign and / or offer to sell the Stocks acquired through the exercise of stock options. If the Beneficiary does not have the resources to fund the exercise of the Options shall be transmitted to sell the necessary Stocks to pay the exercise of the costs and taxes of the stock options. The number of Stocks subject to sale restriction will be calculated according to the formula below:

5

N = Q - V1

Where:

N = number of Stocks subject to the Prohibition of Trading

Q = number of Stocks available for exercise

V = amount of any necessary actions to fund the exercise of the stock options plus costs and taxes on the sale.

V = Ep x Q / { Sp - [ IT x (Sp – Ep) ] }

Where:

Ep = Exercise Price of stock options;

Sp = Sell Price of stock options;

C = costs of the stocks sale transaction as a percentage of the total sales value;

IT = income tax rate on selling stocks.

5.5.    The Stock Option Agreements shall be concluded individually with each Beneficiary, and the Board of Directors to establish differentiated terms and conditions for each Stock Option Agreement, without application of any rule of equality or analogy between the Beneficiaries, even if they are in similar or identical situations.

5.6.    The Plan is legal transaction consideration of exclusively mercantile nature and does not create any obligation of labor or social security nature between the Company and the Beneficiaries, whether directors, statutory or otherwise, and people occupying other positions in the Company or other companies under its control.

5.7.    This Plan and related Stock Option Agreements (i) do not create any rights other than those expressly provided for in its own terms, (ii) do not give stability or guarantee employment or stay in the condition of administrator or employee, (iii) or harm the right of the Company or other companies under its control, at any time and as appropriate, terminate the employment contract or to terminate the mandate or the relationship with the Beneficiary, (iv) do not guarantee the right to re-election or reappointment functions in the Company or other companies under its control.

6

5.8.    The Stock Options granted under the Plan, as well as their exercise by the Beneficiaries, have no connection or are linked to the legal relationship between the parties, their remuneration, fixed or variable, or any profit sharing, not even the implementation of their employment contracts.

5.9.    Nevertheless anything to the contrary in the Plan or in the Option Agreement, the Stock options granted under the Plan shall be extinguished automatically, stopping all its full effects right in the following cases:

(a)      upon their full exercise;

(b)      after the expiration of the Stock Option;

(c)      by of the Stock Option Agreement termination;

(d)      by decision of the General Shareholders Meeting, under item 10.1 below;

(e)      if the Company is dissolved, liquidated or declared bankrupt; or

(f)       the Beneficiary's severance of cases, subject to the provisions of section 9.2 of this Plan.

6.        Stocks Subject to the Plan

6.1.    Subject to the adjustments provided for in item 11.2 below, the total number of Stocks that may be acquired within the scope of this Plan, added to the number of Restricted Stocks that may be granted under the Restricted Stocks Plan, will not exceed 2.5% (two and a half percent) of the common, registered, book-entry shares with no par value, representing the Company’s total capital stock, corresponding, on this date, to 20,311,831 (twenty million, three hundred and eleven thousand, eight hundred and thirty-one) common, registered, book-entry shares with no par value issued by the Company, provided that the total number of Stocks issued or likely to be issued under the terms of the Plan is always within the limit of the Company’s authorized capital. If any Option is extinguished or canceled without having been fully exercised, the Stocks linked to such Options will become available again for future granting of Options.

7

6.2.    In order to satisfy the exercise of Stock options granted under the Plan, the Company may, at the discretion of the Board of Directors, issue new Stocks within the authorized capital limit or sell shares held in treasury.

6.3.    Shareholders will not have preemptive rights in the granting or exercise of Stock options under the Plan, as provided for in Article 171, Paragraph 3, of Law 6,404 / 76.

6.4.    The Shares acquired as a result of the exercise of stock options under the Plan will maintain all the rights of their species, except for the prohibition periods trading of Stocks as provided by law and applicable regulations, the provisions of item 5.4.1 above, as well as possible as otherwise determined by the Board of Directors.

7.        Exercise Price

7.1.    The exercise price of the granted under the Plan stock options will be determined by the Board of Directors on the Grant Date, provided that it will never be lower than the average Company's Stocks quotation at the BM & FBOVESPA, weighted by trading volume, in twenty (20) recent trading sessions prior Granting Date, restated by IPCA, or other content that may be determined by the Board of Directors.

7.2.    The Exercise Price shall be paid by the Beneficiaries as determined by the Board of Directors.

8.        Exercise of Stock Options

8.1.     Without prejudice to other terms and conditions set forth in the respective Stock Option Agreements, the stock options become exercisable to the extent that their beneficiaries remain continuously connected as an administrator or employee of the Company or other companies under its control, the period between the date Grant and the dates specified below, as follows:

(a)      1/4 (a fourth) of Stock Options may be exercised from the first (1st) anniversary of the Grant Date;

(b)      1/4 (a fourth) of Stock Options may be exercised from the second (2nd) anniversary of the Grant Date;

(c)      1/4 (a fourth) of Stock Options may be exercised from the third (1st) anniversary of the Grant Date; and

8

(d)      1/4 (a fourth) of Stock Options may be exercised from the fourth (4th) anniversary of the Grant Date.

8.1.1. The stock options will be exercisable until the last business day of the calendar year in which to complete the sixth (6th) anniversary of the Grant Date. Stock Options not exercised within the stipulated terms and conditions shall be considered automatically terminated, without any compensation.

8.2.    The Beneficiary who wishes to exercise their Stock Options shall notify the Company in writing of its intention to do so and indicate the number of stock options that you wish to pursue, in accordance with the communication model to be timely disclosed by the Board of Directors.

8.3.    The Board of Directors may decide to suspend the right to exercise the stock options, whenever situations that, under the law or regulations, restrict or prevent the trading of Stocks by the Beneficiaries.

8.4.    No Beneficiary shall have any rights and shareholder of the Company privileges until their Stock Options are duly exercised and their Stocks acquired or subscribed under the Plan and respective Stock Option Agreement. No action will be delivered to the Beneficiary through the exercise of the Stock Option unless all legal and regulatory requirements have been fully complied with.

9.        Hypothesis of Termination and its Effects

9.1.    In the Beneficiary's severance of cases, the rights granted to him in accordance with the Plan may be terminated or modified, as set forth in item 9.2 below.

9.2.    If, at any time, the Beneficiary:

(a)      is dismissed from the Company as a result of being (i) dismissal with cause, as provided in the Consolidation of Labor Laws; or (ii) removal from office for violating the duties and administrator assignments, such as those provided for in art. 153 to 157 of Law 6,404 / 76 and its subsequent amendments; or (iii) Beneficiary's negligence in the performance of duties arising from his officer; or (iv) criminal conviction related to felonies; or (v) the practice, by the Beneficiary, of dishonest or fraudulent acts against the Company or against companies under its control; or (vi) any act or omission resulting from fraud or Beneficiary's fault and that is prejudicial to the business, image, or financial condition, its shareholders, or any companies under its control; or (vii) significant violation of the act governing the exercise of statutory company officer signed by the Beneficiary with the Company and / or the companies under its control or any amendments to such an agreement or contract; or (viii) failure of the Company's Bylaws and / or companies under its control and other corporate provisions applicable to the Beneficiary, as administrator, all options exercisable or not yet exercisable in accordance with the respective Stock Option Agreement, on the date of Termination, shall be automatically canceled by operation of law, without prior warning or notice, and without any right to compensation;

9

(b)      is dismissed from the Company as a result of being fired without cause or removal from office without violation of the duties and administrator assignments, or will the beneficiary himself, resigning from his job or resigning his office of director: (i) the outstanding exercisable Stock Options according to the respective Stock Option Agreement, on the date of Termination, shall be automatically canceled by operation of law, without prior warning or notice, and without any right to compensation; and (ii) exercisable Stock Options according to the respective Stock Option Agreement, on the date of Termination, may be exercised, within the thirty (30) days from the date of Termination, after which they will be automatically extinguished, as of right, without prior warning or notice, and without any right to compensation;

(c)      leaves the Company due to retirement or permanent disability: (i) the stock options not yet exercisable in accordance with the respective Stock Option Agreement, on the date of dismissal, they shall be automatically terminated, and (ii) exercisable Stock Options in accordance with respective Stock Option Agreement, on the date of Termination, may be exercised within 60 (sixty) days from the shutdown date, after which the same shall be automatically canceled by operation of law, regardless of prior notice or notification, and without any right to compensation; and

(d)      leaves the Company due to death: (i) the outstanding exercisable Stock Options according to the respective Stock Option Agreement on the date of its dismissal, automatically become exercisable and may be exercised by the Beneficiary's legal successors within six (6) months from the date of Termination, after which will be automatically canceled by operation of law, without prior warning or notice, and without any right to compensation; and (ii) exercisable Stock Options according to the respective Stock Option Agreement on the date of death may be exercised by the Beneficiary's legal successors, within six (6) months from the date shutdown after that they will be automatically canceled by operation of law, without prior warning or notice, and without any right to compensation.

10

9.3.    Nevertheless the provision of item 9.2 above, the Board of Directors may, at its sole discretion, whenever it deems that social interests are better served by such a measure, fails to observe the rules stipulated in item 9.2, giving particular the differential treatment beneficiary, provided they do not bring harm to the beneficiary.

10.      Effective Term of the Plan

10.1.  The Plan shall become effective on the date of its approval by the Company's General Shareholders Meeting and shall remain in force for an indefinite period and may be terminated at any time by decision of the General Shareholders Meeting. The Plan shall end not affect the effectiveness of the stock options still in force granted based on it, nor the validity of any repurchase stock options and / or preemptive rights in case of transfer by the Beneficiary of those Stocks and the Prohibition of Sale in terms of items 5.4 and 5.4.1 above.

11.      General Provisions

11.1.  The Stock Options grants under the Plan shall not prevent the Company from engaging in corporate restructuring operations, such as transformation, merger, spin-off and merger of shares. The Board of Directors and the companies involved in such operations may, at its discretion, decide on the effects of the operation to the Stock options granted to the event date.

11.2.  If the number, type and class of existing Stocks on the date of approval of the Plan be changed as a result of bonuses, splits, reverse splits or conversion of shares of a type or class into another or conversion into shares of other securities issued by the Company , the Board of Directors, to make the corresponding adjustment in the number, type and class of shares covered by the Stock options granted and their respective exercise price, in order to maintain the balance of relations between the parties, avoiding distortions in the implementation of the Plan.

11.3.  No provision of the Plan or Stock Option granted under the Plan shall grant to any Beneficiary the right to remain as administrator and / or employee of the Company, nor interfere in any way the right of the Company, at any time and subject to legal conditions and contract, terminate the employee's employment contract and / or discontinue the trustee's mandate.

11.4.  Each Beneficiary shall expressly adhere to the terms of the Plan, by written declaration, without any exception, as defined by the Board of Directors.

11

11.5.  The Board of Directors, in the interest of the Company and its shareholders, may revise the terms of the Plan, provided it does not change its basic principles.

11.6.  Any significant legal change regarding the regulation of corporations, public companies, in labor legislation and / or tax effects of a plan of options, may cause the full review of the Plan.

11.7.  The Stock Options granted under this Plan are personal and not transferable, the Beneficiary may not, under any circumstances, assign, transfer or otherwise dispose of any third party the stock options, or the rights and obligations inherent to them.

11.8.  The cases shall be governed by the Board of Directors, asked when he deems it appropriate, the General Shareholders Meeting. Any Stock Option granted under the Plan is subject to all the terms and conditions set forth herein, terms and conditions shall prevail in case of inconsistency regarding the provisions of any agreement or document mentioned in this Plan.

***

12